UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

CELANESE AG
(Exact name of Registrant as Specified in its Charter)

CELANESE CORPORATION
(Translation of Registrant’s name into English)

Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-     .

CELANESE AG

On March 6, 2006, Celanese AG, with the participation of Celanese Europe Holding GmbH & Co. KG, (‘‘CEH’’), which holds more than 95% of Celanese AG’s registered share capital, reached a settlement with 11 plaintiff shareholders.

The settlement provides for CEH to offer at least EUR 51.00 per no-par-value share of Celanese AG as cash consideration to each shareholder who will cease to be a shareholder of the company in the context of the intended squeeze-out. CEH further agrees to make early payment of the guaranteed annual payment owed pursuant to Section 4 of the Domination and Profit and Loss Transfer Agreement for the financial year 2005/2006, ending on September 30, 2006.

The plaintiff parties to the settlement withdrew all actions filed by them in connection with the Domination and Profit and Loss Transfer Agreement as well as other ancillary litigation and the plaintiff parties recognized the validity of the Domination and Profit and Loss Transfer Agreement.

The Ad Hoc notice is attached hereto as exhibit 99.1.

EXHIBITS

Exhibit No.	Exhibit
99.1	Ad Hoc Notice: Settlement of plaintiff shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG (Registrant)
By:	/s/ Peter Jakobsmeier
Name:	Peter Jakobsmeier
Title:	Member of the Management Board (Chief Financial Officer)

Date: March 6, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Ad Hoc Notice — Settlement with plaintiff shareholders